Crucell N.V.

Archimedesweg 4-6, 2333 CN Leiden
  PO Box 2048, 2301 CA Leiden
The Netherlands

CONFIDENTIAL
BY EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
United States of America

Date:	29 January 2010
Your ref.:
Our ref.:	28572/LKR/mim
Subject:	Crucell NV Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (File no. 000-30962)

Dear Mr. Rosenberg,

By letter dated January 22, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008 (the “2008 Annual Report”) (File No. 000-30962) filed by Crucell N.V. (the “Company”) with the Commission on April 22, 2009. The Staff’s letter requested the Company’s response 10 business days from the letter’s date.

The Company has consulted with its advisors and the Company’s independent public accountants, and reviewed its internal resources. To provide the requested information, the Company has concluded that it will need more than 10 business days as set forth in the letter. Therefore the Company respectfully advises that it intends to submit its responses to you by February 26, 2010.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +31 (0)71 519 9230.

Leon Kruimer

/s/ Leon Kruimer

Chief Financial Officer
Crucell N.V.

cc:
Mr. Onno Krap, Crucell N.V.
Mr. Marc Hermans, Crucell N.V.
Mr. Ashar Qureshi, CGSH
Mr. Pieter van de Goor, Deloitte

Phone: +31 (0)71 519 91 00, Fax: +31 (0)71 519 98 00, www.crucell.com